Beta Music Group, Inc.
7100 Biscayne Blvd.
Miami, FL 33138

June 23,  2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:   Paul Fischer

RE:          Beta Music Group, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed:  April 30, 2014
File No.  000-53729

Dear Ms. Drazen:

The following is filed in response to your comment letter dated May 27, 2014:

General

1. We note your response to prior comment 7. Please provide us with a more detailed analysis whereby you made the conclusion that you are no longer a shell company, as defined by Rule 12b-2 of the Exchange Act. Please explain in greater detail the nature of your operations, as well as the composition of the company’s assets. We also note disclosure in the periodic reports you have filed subsequent to your Form 10, where you disclose that the company continues to search for operational and development stage companies with which to merge, indicating that the company should be identified as a blank check company within the meaning of Section 3(a)(51) of the Exchange Act of 1934. Upon reviewing your response, we may have additional comments.

Response:

We do not believe that Beta Should be deemed a shell company.

Rule 144(i)(1) defines a shell company as a company that, that has:

(A) No or nominal operations; and

(B) Either:
(1)  No or nominal assets;
(2)  Assets consisting solely of cash and cash equivalents; or
    (3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This definition of a shell is not applicable to Beta.  Beta is a development stage company pursuing an actual  business.  It has acquired the worldwide exclusive licensing rights to market product and services through a digital media platform developed by Viewpon Holdings, an unaffiliated third party.  In addition, Usave,  Beta’s wholly owned subsidiary acquired from Viewpon an inventory of video coupons. The Company’s president is implementing a strategy to sell these coupons to current Viewpon subscribers (numbering approximately 18, 000 registered users).

Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, we believe that such a company does not meet the condition of having “no or nominal operations.”

Beta has identified its business.  It is not pursuing the acquisition of an unknown business.  In fact, Beta has signed a letter of intent to acquire all of the issued and outstanding shares of common stock of Viewpon.  With the acquisition of the digital media platform,  and not simply the licensing rights, the Company will be able to expand its operations.

Beta is a developmental stage company.  A development stage company is characterized by its focus on early-stage business activities, such as market research and implementing its business plan. While Beta may be underfunded,  this is no different than other development stage companies and as such should not be classified as a shell.  Beta has  started its intended operations but has not reached its potential in terms of revenue and operational efficiency.

USAVE  is a company with a limited operating history rather than a company with nominal operations, and, as a result, does not meet the condition of having “no or nominal operations”.

In determining whether or not USAVE  is a shell,  we must look to USAVE’s  business activities during its “limited operating history”.  The Company has clearly demonstrated its commitment to utilizing and developing its digital media platform.      In furtherance thereof  the Company has:

1.	Entered into agreements with customers
2.	Generated revenues
3.	Executed a Licensing Agreement
4.	Signed a Letter of Intent to acquire Viewpon Holdings, the Company owning the digital media platform.
5.	Explored product development and placement; and
6.	Identified third party providers to deliver the services available on the digital media platform.

Based on the foregoing, we believe that USAVE should not be deemed a shell.

Item 1. Business, page 5

2. Please revise to consistently and accurately describe the nature and extent of your current operations. For example, it is unclear from your disclosure in the “The Business” and “Sources of Revenue” sections whether you have or have not commenced operations and whether you actually design, develop and sell your product, or whether it is merely your plan to do so. Please revise throughout to differentiate between those services are currently operational, and those that are currently aspirational in nature.

Response:

We have revised throughout our Form 10, Form 10-K  for the year ended December 31, 2013, and Form 10-Q for the period ended March 31, 2014,  to more clearly set forth what aspects of our business operations we have completed, the source of our revenues and our prospective business plan with respect to the exclusive license to use the digital media platform developed by Viewpon Holdings.

3. We note your response to comment 11 providing your company’s website. Please revise your filing to include your website.

Response:

Our website is located at  www.betamusicgroupinc.com which is disclosed in our amended Form 10 filing

Item 1A. Risk Factors, page 9

We have a short operating history in an evolving market sector. This makes it very difficult to evaluate our future business prospects and may increase the risk that we will not be successful, page 10

4. We note your risk and difficulties include increasing the number of users of your digital media network, your mobile application, and your website. Please enhance your disclosure in your MD&A section to discuss the number of users you currently have signed up and your webpage and mobile applications average traffic. Additionally, please describe what steps have been taken to monetize your mobile application and what level of revenues Mr. Ennis expects.

Response:

We have addressed this issue in both our business and  MD&A disclosure.  Specifically, We have disclosed that Viewpon’s digital media platform currently has   18,000 registered users.  We have been selectively contacting these users and offering them the opportunity to purchase video coupons.  As of the date of filing this amended Form 10 is not relevant to our business operations.  We have further disclosed that as of March 31, 2014 we have not generated any revenues as a result of our license to use Viewpon’s digital media platform.  We have further clarified the risk factor to distinguish between the risks that we have incurred and those which we anticipate.

There is limited traffic to our website.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business, page 16

5. Please advise what current licenses you have obtained and how these licenses impact your operations.

Response:

We have the exclusive worldwide license to use and promote our products on the Viewpon digital media platform. We rely on this platform for almost all of our business activities including mapping functionality and software solutions. If Viewpon experiences operational or financial difficulties, our business operations will be adversely impacted.  This will make it difficult for us to operate some aspects of our business, which could damage our reputation. If  Viewpon were to cease operations or fail to maintain its digital media platform, we will experience significant disruption in our business operations.

Item 2. Management Discussion and Analysis of Financial Conditions and Plan of Operation, page 23

6. Please revise your disclosure to discuss the services that were provided to generate $18,000 in revenue.

Response:

All revenues generated to date have been generated by consulting services provided to customers.  These services include, social  media, digital marketing and strategic planning.

Response:

7. We note your response to comment 14. Please provide an estimate of the costs you will incur over the next 12 months to begin operations. Please provide the basis for your estimates.

Response:

We estimate that the costs and expenses that we will incur over the next twelve months will be approximately $120,000.  We have further disclosed that there is currently no financing in place to meet these operating expenses

Item 15 Financial Statements and Exhibits, page 44

8. We note your response to comment 19. Please revise to provide executed versions of Exhibits 2.1 and 10.1 as exhibits to your filing.

Response:

We have provided fully executed copies of each of these agreements.

Note 5: Reverse Merger, page F-11

9. We note that on October 23, prior to the reverse merger, EVG Media acquired 13,711,676 shares of your common stock. Then, on November 4, 2013, after the reverse merger, for 500,000 restricted shares you acquired all of EVG Media. As such, it appears that in the November 4, 2013 transaction, you acquired 13,711,676 of your own shares. However, it appears you recorded 14, 211,676 shares in your consolidated statement of changes in shareholders’ deficit for “Shares issued to Founders – EVG Media, Inc.” Please tell us the accounting literature you considered in the determining the appropriate accounting treatment for shares held by EVG Media, including the consideration given to reporting these shares as treasury stock.

Response:

The shareholders of both Beta and EVG had agreed to the entire transaction prior to the October transaction. While the transaction was carried out in two steps, the parties had agreed to the final result prior to the October transaction therefore the 500,000 shares issued in November was accounted for as part of the total shares issued for the merger (14,211,676).

We relied on the accounting literature related to Reg S-X Rule 3-05.

The undersigned, on behalf of Beta Music Group, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,
/s/Jim Ennis
Jim Ennis, CEO